UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2005

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                                                Sequential
        Exhibit                  Description                    Page Number
        -------                  -----------                    -----------

          1.         Press release on Alvarion Wins Two
                     Prestigious Industry Awards, dated
                     October 11, 2005                                2

          2.         Press Release on Testing WIMAX across
                     Italy, dated October 11, 2005                   2

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ALVARION LTD.



Date: October 11, 2005              By: /s/ Dafna Gruber
                                       ----------------------------------
                                    Name:  Dafna Gruber
                                    Title: Chief Financial Officer

                                         EXHIBIT 1
Contacts
Dafna Gruber, CFO                 Carmen Deville
+972 3 645 6252                   +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com     carmen.deville@alvarion.com
-------------------------     ---------------------------

      Alvarion Wins Two Prestigious Industry Awards for its WiMAX Strategy BreezeMAX(TM) Recognized by World Communications Awards and InfoVision
                                       ---

TEL AVIV, Israel, October 11, 2005 -- Alvarion Ltd. (NASDAQ:ALVR), the world's leading provider of wireless broadband solutions and specialized mobile networks, today announced that it won two prestigious industry awards for both its contribution to WiMAX development and its BreezeMAX, a WiMAX-ready platform. Awards were received in the past week from World Communications Awards and Infovision, respectively.

At its annual ceremony on October 3, 2005 in London, World Communications Awards
(WCA) bestowed the title of "Best Technology Foresight" to Alvarion for its market leading BreezeMAX system and important role in the development of WiMAX. Other telecom leaders honored at the event included France Telecom, Orange, and British Telecom Global Services. The WCA defines its objective selection of winners as recognizing outstanding achievements by telecom providers at global, regional and national levels. The Best Technology Foresight category is open to all fixed and mobile operators and service providers, as well as equipment vendors and developers of software solutions. It is awarded to the individual or organization that has shown the greatest foresight in developing or fostering the development of a technology to deliver or receive communications services via carrier networks.

Alvarion received the Infovision Awards the following day during the IEC Broadband World Forum that was held at the Palacio de Municipal de Congresos in Madrid, Spain. Again, Alvarion's BreezeMAX system received the award, this time in the Wireless Broadband category. Others receiving awards included global companies such as Alcatel, Deutsche Telecom, Microsoft, and France Telecom. The InfoVision Award program objectively recognizes technologies, applications, products, advances, and services viewed as making the greatest contribution to the telecommunications industry. With hundreds of submissions and only two winners in each of the eight categories, the highly-coveted awards gave tribute to those catalyzing positive change in technology, business, and academia, completely in line with the IEC's mission.

BreezeMAX(TM) is Alvarion's WiMAX-ready platform, which was designed from the ground up according to the IEEE 802.16-2004 standards using OFDM technology for advanced non-line-of-sight (NLOS) functionality. Its carrier-class design supports broadband speeds and quality of service (QoS) to enable carriers to offer multiple broadband voice data and services to thousands of subscribers in a single base station. Since its launch in mid-2004, BreezeMAX has been successfully deployed in over 100 installations throughout more than 30 countries around the world.

From the beginning, Alvarion has been at the forefront of broadband wireless standards serving as both a founding and board member of the WiMAX Forum(TM), as well as holding several executive positions in the organization. In addition to numerous BreezeMAX deployments worldwide, Alvarion has achieved many industry milestones, including having the first commercially available WiMAX-ready CPE using the Intel(R) PRO/Wireless 5116 WiMAX chip.

WiMAX stands for Worldwide Interoperability for Microwave Access, a technology based on the IEEE 802.16 air interface standard and the ETSI HiperMAN wireless metropolitan area network (MAN) standard. WiMAX technology has the capacity to deliver sufficient bandwidth to enable triple-play applications, including high-speed data, toll-quality voice and multimedia content.

                                         EXHIBIT 2
Contacts
Dafna Gruber, CFO                   Carmen Deville
+972 3 645 6252                     +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com     carmen.deville@alvarion.com
-------------------------     ---------------------------

            TESTING WIMAX ACROSS ITALY: ALVARION AND LOCAL PARTNERS
                      SELECTED FOR WIMAX TRIALS NATIONWIDE
   Various Carriers Now Conducting 11 BreezeMAX(TM) Trials Throughout Country
                                       ---

Tel-Aviv, Israel, October 11, 2005 - Alvarion Ltd. (NASDAQ:ALVR), the world's leading provider of wireless broadband solutions and specialized mobile networks, today announced that multiple operators, through Alvarion's local partners, have purchased its WiMAX-ready platform, BreezeMAX 3500, to conduct 11 WiMAX trials across Italy--the most of any vendor participating in the program. Pilot systems are now operating in Milan, Rome, Arezzo, Piedmont, Val d'Aosta, Sardinia, Abruzzo, Sicily and Parma with the trials scheduled for completion by the end of this year. The Ugo Bordoni Foundation, a research center chosen by the Italian Communications Ministry to conduct WiMAX field trials across Italy, is responsible for handling the pilots and selecting the proposals.

"We are delighted to be building on our already strong presence in Italy in helping to develop the Italian WIMAX market," said Tzvika Friedman, CEO of Alvarion. "Our strong local relationships, numerous commercial deployments of broadband wireless systems throughout Europe, and our more than 100 installations of WiMAX-ready networks worldwide were key factors in being selected for the most pilot networks of any vendor. We look forward to WiMAX spectrum allocations in Italy in the near future."

BreezeMAX(TM) is Alvarion's WiMAX-ready platform, which was designed from the ground up according to the IEEE 802.16-2004 standards using OFDM technology for advanced non-line-of-sight (NLOS) functionality. Its carrier-class design supports broadband speeds and quality of service (QoS) to enable carriers to offer multiple broadband voice data and services to thousands of subscribers in a single base station. Since its launch in mid-2004, BreezeMAX has been successfully deployed in over 100 installations throughout more than 30 countries around the world.

From the beginning, Alvarion has been at the forefront of broadband wireless standards serving as both a founding and board member of the WiMAX Forum(TM), as well as having several of its employees holding executive positions in the organization. In addition to numerous BreezeMAX deployments worldwide, Alvarion has achieved many industry milestones, including having the first commercially available WiMAX CPE using the Intel(R) PRO/Wireless 5116 WiMAX chip.

WiMAX stands for Worldwide Interoperability for Microwave Access, a technology based on the IEEE 802.16 air interface standard and the ETSI HiperMAN wireless metropolitan area network (MAN) standard. WiMAX technology has the capacity to deliver sufficient bandwidth to enable triple-play applications, including high-speed data, toll-quality voice and multimedia content.

About Alvarion
--------------

         With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators, and also in extending coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas.

         Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than ten years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum is focused on increasing widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions.


For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1 650 314 2653.